UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 19 - Arch Hill Capital NV)

(Initial Filing – Verdant Energy Storage LLC and VRDT Corporation)

Under the Securities Exchange Act of 1934

Lithium Technology Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

536808306

(CUSIP Number)

Graham Norton-Standen

Arch Hill Capital NV

Noordwal 10

2513 EA Den Haag

The Netherlands

Telephone 011 31703546818

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons.
Arch Hill Capital N.V.

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
0

9. Sole Dispositive Power
0

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
0
14. Type of Reporting Person
CO

1. Names of Reporting Persons.
Verdant Energy Storage LLC

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,452,341,750

8. Shared Voting Power
0

9. Sole Dispositive Power
1,452,341,750

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,452,341,750
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
56.6
14. Type of Reporting Person
OO

1. Names of Reporting Persons.
VRDT Corporation

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware, USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
1,452,341,750

9. Sole Dispositive Power
0

10. Shared Dispositive Power
1,452,341,750

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,452,341,750
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
56.6
14. Type of Reporting Person
OO

Item 1.     Security and Issuer

This statement on Schedule 13D constitutes Amendment No. 19 to the Schedule 13D (the “Arch Hill Capital Amendment”) filed by Arch Hill Capital N.V. (“Arch Hill Capital”) and the initial 13D filing by Verdant Energy Storage LLC (“VRDT Storage”), a wholly owned subsidiary of VRDT Corporation (“VRDT”), and VRDT. This statement on Schedule 13D amends and supplements the Schedule 13D filed by Arch Hill Capital with respect to the Common Stock of Lithium Technology Corporation (the “Issuer” or the “Company”).

Item 2. Identity and Background

Item 2 is hereby amended and supplemented to include the following:

Reporting Person VRDT Storage is a limited liability company organized under the laws of the State of Wyoming. Reporting Person VRDT is a corporation organized under the laws of the State of Delaware. VRDT’s principal business is to identify, aggregate and integrate technologies and technology assets focused on providing innovative, efficient energy solutions. VRDT Storage’s principal business is to hold and commercialize energy storage assets, operations and investments on behalf of its parent VRDT and its sister companies. Its principal office is located at 12223 Highland Avenue, Suite 106-542, Rancho Cucamonga, California 91739. The officers and directors of VRDT are identified on Exhibit A hereto. Except as provided in Exhibit A, all such officers and directors are U.S. citizens.

During the last five years, neither VRDT Storage nor VRDT nor any of VRDT’s officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and no such person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented to include the following:

As previously reported in an amendment to Arch Hill Capital’s Schedule 13D dated December 14, 2012, Arch Hill Capital and Stichting Beheer Verdant II (formerly Stichting Gemeenschappelijk Bezit LTC) (“Stichting LTC” or the “Foundation” and, together with Arch Hill Capital, the “Arch Hill Parties”) increased their ownership of the Issuer’s Common Stock to 1,452,341,750 shares (the “LTC Shares”) through conversion of debt held by the Arch Hill Parties. Thereafter, the Arch Hill Parties and VRDT entered into a Share Exchange Agreement (the “Share Exchange Agreement”) dated as of December 14, 2012. Pursuant to the Share Exchange Agreement, VRDT agreed to issue 45,600,000 shares of the VRDT’s common stock to the Arch Hill Parties in exchange for the 1,452,341,750 LTC Shares held by the Arch Hill Parties. This proposed transaction was announced by VRDT in a Current Report on Form 8-K dated December 14, 2012.

Following entry into the Share Exchange Agreement relating to the proposed transfer and sale of the LTC Shares to VRDT (the “LTC Share Sale”) and without conceding that it was obligated to, the Arch Hill Parties provided notice of the proposed LTC Share Sale to Cicco Holding A.G. (“Cicco”) in accordance with a Shareholders’ Agreement (the “Shareholders’ Agreement”) dated as of March 30, 2011 to which Cicco and the Arch Hill Parties were parties and which contained a right of first refusal regarding certain transfers by the parties thereto of or relating to the Issuer’s Common Stock. Thereafter, Cicco communicated with the Arch Hill Parties regarding the proposed LTC Share Sale and related notice. Cicco contended that a communication it sent to the Arch Hill Parties constituted the exercise the right of first refusal contained in the Shareholders’ Agreement with respect to the proposed LTC Share Sale. However, subsequently, in litigation commenced by Cicco and relating to the proposed LTC Share Sale (described below), in an affidavit submitted by Cicco, Cicco admitted that it could not provide the consideration called for in the proposed LTC Share Sale. Cicco did not and has not provided the consideration called for in the proposed LTC Share Sale.

Nonetheless, on January 4, 2013, Cicco filed a complaint in New York Supreme Court (Commercial Division) to commence an action captioned Cicco Holding A.G. v. Arch Hill Capital N.V. et. al. (Index No. 650032/2013) against the Arch Hill Parties seeking, among other things, to enjoin the proposed LTC Share Sale. The complaint was principally based upon the right of first refusal in the Shareholders’ Agreement with respect to the proposed LTC Share Sale. Cicco subsequently amended the complaint to add Frazer-Nash Research Ltd. as a plaintiff.

Concurrently, with the filing of the complaint, on January 4, 2013, the New York Supreme Court issued an Order to Show Cause why an order granting a preliminary injunction should not be made pursuant to N.Y. Civil Practice Law and Rules §§ 6301 and 6311 enjoining the proposed LTC Share Sale and ordering, pursuant to N.Y. CPLR § 6313, that the Arch Hill Parties were temporarily enjoined from such transfer and sale. Subsequently, plaintiffs and the Arch Hill Parties entered into a Stipulation and Order (entered on January 28, 2013) modifying the temporary restraining order, leaving the Shareholders’ Agreement in place and extending the period during which the Arch Hill Parties would not close on the proposed LTC Share Sale pending the hearing on the temporary restraining order (scheduled for February 19, 2013) or, if the hearing was adjourned, March 1, 2013.

As a result of the Share Exchange Agreement and Cicco’s communication, which it contended had constituted the exercise and enforcement of its right of first refusal in the Shareholders’ Agreement relating to the proposed LTC Share Sale, the Arch Hill Parties determined that they would be obligated to dispose of the LTC Shares to either VRDT (under the Share Exchange Agreement) or Cicco (under the right of first refusal), pending a determination by the New York Supreme Court.

On February 5, 2013, without further hearing, The Honorable Judge Melvin L. Schweitzer of the New York Supreme Court issued an Order and Decision (entered February 8, 2013) denying the issuance of a preliminary injunction restraining the proposed LTC Share Sale. Following the issuance of the Decision and Order, on February 11, 2013, the Arch Hill Parties submitted to the Issuer’s transfer agent the transfer documentation to transfer the LTC Shares to VRDT. However, despite the Court’s Decision and Order, because of certain language in the Stipulation, the Arch Hill Parties requested that completion of the final documentation for completion of the LTC Share Sale be held until after March 1, 2013. VRDT subsequently assigned its rights to its LTC shares to VRDT Storage.

Effective March 4, 2013, VRDT completed the previously announced LTC Share Sale, acquiring from the Arch Hill Parties the 1,452,341,750 LTC Shares. The LTC Shares represent an approximate 56.6% interest in LTC.

On January 28, 2013, VRDT and Stichting Beheer Arch Hill I and Stichting Beheer Arch Hill II entered into Acquisition Agreement (the “Acquisition Agreement”) that VRDT reported in a Current Report dated January 28, 2013. In this transaction, VRDT agreed to acquire Arch Hill Capital, the disposition of whose assets were subject to the resolution of the New York Supreme Court’s determination as to the pending LTC Share Sale.

Notwithstanding the completion of the LTC Share Sale, subsequent to the Court’s Decision and Order and the January 28, 2013 entry into the Acquisition Agreement, on February 26, 2013, the Cicco plaintiffs filed a Second Amended Complaint seeking, among other things, a rescission of the Acquisition Agreement and to enforce the Shareholders’ Agreement to permit Cicco to attempt to exercise the right of first refusal contained therein as to the Acquisition Agreement transaction. As a result, despite the February 5, 2013 Decision and Order and the completed LTC Share Sale, the proceeding in the New York Supreme Court continues. VRDT’s subsidiary Arch Hill Capital will therefore be required to continue to defend itself in such action. As with all litigation, and despite the New York Supreme Court’s Decision and Order, including as it relates to the LTC Share Sale, there can be no certainty as to the final outcome of the proceeding. The Arch Hill Parties believe the decision of the Court in denying a preliminary injunction was correct and determinative of the matter. The Arch Hill Parties have filed an answer to the Second Amended Complaint and asserted various counterclaims against the plaintiffs. The Arch Hill Parties believe that plaintiffs’ claims are without merit, intend to defend themselves vigorously and to pursue their respective claims in the pending action.

Arch Hill Capital is now a wholly owned subsidiary of VRDT. As a result, shares of VRDT’s own common stock that are held Arch Hill Capital are accounted for as treasury stock and, while so held, such shares are generally not entitled to vote on matters submitted to a vote of stockholders.

Pursuant to the consummation of the LTC Share Sale, VRDT Storage is the beneficial owner of the 1,452,341,750 LTC Shares, representing approximately 56.6% of the Issuer’s outstanding Common Stock. VRDT may be deemed to hold shared voting or dispositive control of the LTC Shares through its ownership of VRDT Storage. The Reporting Persons collectively own no other shares of the Issuer’s Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARCH HILL CAPITAL N.V.

Dated: July 17, 2013	By:	/s/ Graham Norton-Standen
	Name:	Graham Norton-Standen
	Title:	Managing Director

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VRDT ENERGY STORAGE LLC

	By:	VRDT CORPORATION,
Manager
Dated: July 17, 2013	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak
	Title:	General Counsel

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VRDT CORPORATION

Dated: July 17, 2013	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak, Esq.
	Title:	General Counsel

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons hereby agree that reports on Schedule 13D, and amendments thereto, with respect to the Common Stock of Lithium Technology Corporation may be filed in a single statement on behalf of each of such persons.

ARCH HILL CAPITAL N.V.

Dated: July 17, 2013	By:	/s/ Graham Norton-Standen
	Name:	Graham Norton-Standen
	Title:	Managing Director

VRDT ENERGY STORAGE LLC

	By:	VRDT CORPORATION,
Manager
Dated: July 17, 2013	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak
	Title:	General Counsel

VRDT CORPORATION

Dated: July 17, 2013	By:	/s/ Robert A. Kasprzak
	Name:	Robert A. Kasprzak, Esq.
	Title:	General Counsel

Exhibit A

List of VRDT Corporation Officers and Directors

Officers

Graham Norton-Standen, Executive Chairman (United Kingdom citizen)

Steve Aust, President

Dennis Hogan, Chief Financial Officer

David Edgar, Chief Technical Officer

Dan Malstrom, Chief Marketing Officer

Larry Pendelton, Chief Information Officer

Non-employee Directors

Don Driftmier

AC Green

Employee Directors

Graham Norton-Standen

Steve Aust

Dennis Hogan

David Edgar